File No:  333-
                                                                    CIK #1025283

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

    For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.  Exact name of Trust:  VAN KAMPEN FOCUS PORTFOLIOS, SERIES 129

B.  Name of Depositor:    VAN KAMPEN FUNDS INC.

C.  Complete address of Depositor's principal executive offices:

    One Parkview Plaza
    Oakbrook Terrace Illinois 60181

D.  Name and complete address of agents for service:

    CHAPMAN AND CUTLER                  VAN KAMPEN FUNDS INC.
    Attention:  Mark J. Kneedy          Attention:  Don G. Powell, Chairman
    111 West Monroe Street              One Parkview Plaza
    Chicago, Illinois  60603            Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of undivided fractional beneficial interests

F. Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
--------------------------------------------------------------------------------
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                 Preliminary Prospectus Dated December 10, 1998

                           VAN KAMPEN FOCUS PORTFOLIOS

                                                                      Series 129
                                                       (A Unit Investment Trust)

    The attached final Prospectus for a prior Series of the Trust is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

    A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

    (Incorporated herein by reference is the final prospectus from Van Kampen Focus Portfolios, Series 117 (Registration No. 333-64051) as filed on October 20, 1998, which shall be used as a preliminary prospectus for the current Series of the Trust.)

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1  Consent of Interactive Data Corporation (to be supplied by amendment).

4.2  Consent of Grant Thornton LLP (to be supplied by amendment).

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 129 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 10th day of December, 1998.

                                   VAN KAMPEN FOCUS PORTFOLIOS, SERIES 129
                                   (Registrant)

                                   By VAN KAMPEN FUNDS INC.
                                   (Depositor)

                                   Gina Costello______________________________
                                   Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on December 10, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

SIGNATURE                TITLE

Don G. Powell            Chairman and Chief Executive  )
                         Officer                       )

John H. Zimmerman        President and Chief Operating )
                         Officer                       )

Ronald A. Nyberg         Executive Vice President and  )
                         General Counsel               )

William R. Rybak         Executive Vice President and  )
                         Chief Financial Officer       )

Gina Costello            (Attorney-in-fact*)

--------------------------------------------------------------------------------

    *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.